As filed with the Securities and Exchange Commission on August 16, 2019

Registration No. 333-232626

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF THE SECURITIES ACT OF 1933

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Ian Todd

Ontario’s Representative in the United States

Embassy of Canada to the United States

Office of Ontario

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001-2114

(Name and Address of Authorized Agent in the United States)

Copies To:

Opallycia A. Kandelas Province of Ontario Ontario Financing Authority One Dundas Street West Suite 1400 Toronto, Ontario M5G 1Z3 (416) 845-1708	Jason R. Lehner Shearman & Sterling LLP Commerce Court West 199 Bay Street Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-2974

Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	US$10,353,440,800(3)	100%	US$10,353,440,800	US$1,254,837.02

(1)	Estimated solely for the purpose of determining the registration fee.
(2)

The Prospectus included in this Registration Statement also relates to US$20,000,000,000 aggregate principal amount of Debt Securities registered by Registration Statement No. 333-209852 of which US$9,646,559,200 remains unsold and in respect of which the Province paid a registration fee of US$971,408.51.

(3)

In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities registered hereunder, together with the aggregate principal amount of Debt Securities previously registered and are sold as described below, will not exceed US$20,000,000,000.

As permitted by Rule 429 under the Securities Act of 1933, as amended, the Prospectus included in this Registration Statement is a combined prospectus relating also to US$20,000,000,000 aggregate principal amount of Debt Securities registered under Registration Statement No. 333-209852 of which US$9,646,559,200 remains unsold. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-209852 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROVINCE OF ONTARIO

EXPLANATORY NOTE

This Registration Statement relates to US$10,353,440,800 aggregate principal amount of Debt Securities of the Province of Ontario to be offered as separate issues of Debt Securities from time to time on terms and in the manner to be specified in prospectus supplements to be delivered with the prospectus included in this Registration Statement in connection with each such offering. As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus included in this Registration Statement is a combined prospectus which relates to US$20,000,000,000 aggregate principal amount of Debt Securities (plus such additional principal amount as may be necessary such that, if Debt Securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$20,000,000,000) of the Province of Ontario, of which US$10,353,440,800 is being registered hereby and US$20,000,000,000 was registered pursuant to Registration Statement No. 333-209852, of which there is US$9,646,559,200 aggregate principal amount of unsold Debt Securities registered thereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2019

PROSPECTUS

PROVINCE OF ONTARIO

(Canada)

US$20,000,000,000

By this prospectus, the Province may offer its debt securities, consisting of any combination of debentures, notes and bonds.

We may offer from time to time up to US$20,000,000,000 aggregate principal amount of debt securities or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$20,000,000,000). We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 , 2019.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings for total aggregate proceeds of up to US$20,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$20,000,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

References in this prospectus to “Cdn.$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The daily exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on August 14, 2019 was approximately Cdn.$1.00 = US$0.7513.

WHERE YOU CAN FIND MORE INFORMATION

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, it does file an annual report and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information about the Province. Information filed by the Province is available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services. The Province maintains a website at www.ontario.ca. The information on or accessible through the Province’s website is not part of and is not incorporated by reference into this prospectus, and the inclusion of the Province’s website address in this prospectus is only for reference.

The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•	the Province’s Annual Report on Form 18-K (File No. 002-31357) for the year ended March 31, 2018 filed with the SEC on December 18, 2018 and the exhibits thereto; and

•

the amendments to the Province’s Annual Report on Form 18-K (File No. 002-31357) for the year ended March 31, 2018 filed with the SEC on Form 18-K/A on January 29, 2019, February 7, 2019, February 13, 2019, April 15, 2019, April 25, 2019, June 20, 2019, August 15, 2019 and August 16, 2019.

The Province also incorporates by reference all future annual reports on Form 18-K and amendments to annual reports on Form 18-K, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the debt securities authorized to be offered by this Prospectus. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing or calling the Province at the following address:

Province of Ontario

Ontario Financing Authority

One Dundas Street West Suite 1400

Toronto, Ontario

Canada, M5G 1Z3

Telephone: (416) 845-1708

The Province has not authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus and any prospectus supplement or any free writing prospectus we prepare or authorize. The Province takes no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. The Province is not making an offer of these debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference into this prospectus and any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about the Province’s beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF ONTARIO

The Province of Ontario has the largest economy and the largest population of any of Canada’s ten provinces. Ontario is Canada’s leading manufacturing and trading province. In 2018, Ontario’s manufacturing sales totaled about Cdn.$315.5 billion or 46% of the Canadian total. Ontario’s household disposable annual income per capita in 2018 was Cdn.$33,649.

The provincial economy displays many of the characteristics of a mature economy. The economy is distinguished by two sectors, the goods-producing sector and the service sector. In 2018, the goods-producing sector (e.g. manufacturing, construction, and resources) represented 22.7% of Ontario’s economy and the service sector (e.g. real estate, rental and leasing; professional, scientific and administrative services; finance and insurance; and wholesale trade) represented 77.3%.

The Province of Ontario covers an area of approximately 1,076,395 square kilometers (415,598 square miles), about 10.8% of Canada, and is about 11% as large as the United States. The estimated population of Ontario on July 1, 2018 was 14.3 million, or 38.6% of Canada’s total population of 37.1 million. Since 1998, the populations of Ontario and Canada have increased at average annual rates of 1.2% and 1%, respectively. Although it constitutes only 12% of the area of the Province, southern Ontario is home to approximately 94.4% of its population (as of July 1, 2018). The population of the Greater Toronto Area, the largest metropolitan area in Canada, was estimated to be 6.8 million on July 1, 2018. (Sources: Statistics Canada, Natural Resources Canada and the United States Census Bureau).

DESCRIPTION OF DEBT SECURITIES

The Province may issue debt securities in distinct series at various times. This section summarizes the terms of the debt securities that are common to all series. The particular terms and provisions of a series of debt securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

General

The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be a charge on and payable out of the Consolidated Revenue Fund of Ontario.

Information Specified in the Prospectus Supplement

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities are expected to be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of two years, or the period prescribed by law, from the date on which payment in respect of such debt securities becomes due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be a trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will cause to be maintained at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of the investor unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank or brokerage firm for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will Be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates. The Province will issue debt securities in the names advised by the depositary. An investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date.” The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Canadian Income Tax Considerations

The following summary fairly describes the principal Canadian federal income tax consequences generally applicable to a beneficial owner of debt securities who for purposes of the Income Tax Act (Canada) (the “Act”) is not resident and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”). This summary is based on the provisions of the Act, the regulations thereunder in force on the date hereof and the current administrative and assessing practices and policies published by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action. This summary does not address provincial, territorial or foreign income tax considerations. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a Non-resident Holder.

This summary does not include all Canadian federal income tax considerations and is not intended to be, nor should it be considered to be, legal or tax advice to any particular beneficial owner and no representation with respect to the consequences to any particular Non-resident Holder is made. Therefore, you should consult your own tax advisers for advice regarding your particular circumstances.

Interest (including amounts on account of or in lieu of payment of, or in satisfaction of such interest) paid or credited or deemed to be paid or credited by the Province to a Non-resident Holder will not be subject to Canadian non-resident withholding tax unless all or any portion of such interest (other than any such interest payable on a prescribed obligation as described below) is contingent or dependent upon the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion or by reference to dividends paid or payable on any class or series of shares of the capital stock of a corporation. A “prescribed obligation” for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof is contingent or dependent upon the use of, or production from, property in Canada or is computed by reference to any of the criteria described in the previous sentence, other than a change in the purchasing power of money. The applicability of the foregoing exception to a particular issue of debt securities may be dealt with, as necessary, in the prospectus supplement relating to such debt securities.

Generally, there are no other taxes on income (including capital gains) payable in respect of the debt securities or interest or premium thereon by a Non-resident Holder.

United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire these debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “issue price” is, for United States federal income tax purposes, not less than their “stated redemption price at maturity,” each as defined in the Code. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect).

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons subject to special tax accounting rules as a result of any item of gross income with respect to the debt securities being taken into account in an “applicable financial statement” (as defined in section 451 of the Code), persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult your own tax advisers about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or non- U.S. jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	you are a citizen of the United States or a resident of the United States who is a natural person;

•

you are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	you are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

you are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds a debt security, the United States federal income tax treatment of a partner generally will depend upon the status of the partner in the partnership and upon the activities of the partnership. Partners of partnerships holding a debt security should consult their tax advisers.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. This interest will be foreign-source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income.

Sale, Exchange, or Retirement

Upon the sale, exchange or retirement of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as interest) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be long-term capital gain or loss if you have held the debt security for more than one year. Non- corporate U.S. Holders, including individuals, are generally eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations. Your gain or loss generally will be U.S.-source for foreign tax credit purposes.

Medicare Tax

If you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you will be subject to a 3.8% tax on the lesser of (1) your “net investment income” for the relevant taxable year and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between US$125,000 and US$250,000, depending on the individual’s circumstances). Your net investment income will generally include your gross interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisers regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Backup Withholding and Information Reporting

Certain “backup” withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale of the debt securities. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of these payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements. The backup withholding rate is currently 24%.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States federal income tax provided that the required information is furnished to the Internal Revenue Service by the date required.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the debt securities) are required to report information to the Internal Revenue Service relating to such assets if their aggregate value exceeds certain thresholds, subject to certain exceptions. U.S. Holders should consult their tax advisers regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult your own tax advisers as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, non-U.S. and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, as we have no immunity from the jurisdiction of the Ontario courts, you may bring a lawsuit against us in the Ontario courts for matters arising under the debt securities. You may do so whether or not you are a resident of Ontario or a citizen of Canada and, except in respect of certain torts, without any need to obtain the consent of any public official or authority. A lawsuit against us in an Ontario court will be governed by the Crown Liability and Proceedings Act, 2019, which, for example, makes the remedies of specific performance and injunctions unavailable against us. The Crown Liability and Proceedings Act, 2019 provides that at least 60 days before the commencement of an action against the Province that includes a claim for damages, notice of the claim must be served on the Attorney General of the Province.

Although any order obtained in an action brought in the courts of Ontario against the Province may not be enforced by execution or attachment or other process of a similar nature, the Crown Liability and Proceedings Act, 2019 further provides that the Minister of Finance shall pay out of the Consolidated Revenue Fund the amount payable by the Crown under an order of a court that is final and not subject to appeal or under a settlement of a proceeding in court.

Further, in the absence of a waiver of immunity by Ontario, it would be possible to obtain a United States judgment in an action against Ontario only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 (the “Foreign Sovereign Immunities Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunities Act, it may not be possible to obtain a judgment in Canada based on such a United States judgment. Moreover, execution upon property of Ontario located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunities Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and the fiscal agency agreement will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the debt securities will be used for general Provincial purposes.

PLAN OF DISTRIBUTION

We may sell debt securities to the public:

•	through agents;

•	through underwriters or dealers; or

•	directly to purchasers.

We will describe in a prospectus supplement the specific plan of distribution for a particular series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities, the Province, or purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

The Province has never defaulted on any of its direct or guaranteed obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payment.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of the debt securities, and certain other matters of Canadian and Ontario law, will be passed upon by the Deputy Attorney General of the Province of Ontario, Assistant Deputy Attorney General of the Province of Ontario, the Acting Assistant Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance.

Certain matters of United States law in connection with the offering of the debt securities will be passed upon by Shearman & Sterling LLP, United States counsel to the Province.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is Ontario’s Representative in the United States, Embassy of Canada to the United States, Office of Ontario, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001-2114.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference herein, which is designated as being taken from a publication of the Province or Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document.

We confirm that where information has been sourced from a third party, such information included or incorporated by reference has been accurately reproduced and that as far as the Province is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render such information included or incorporated by reference, inaccurate or misleading.

All financial information of the Province included or incorporated by reference herein is obtained from the Public Accounts for the Province of Ontario, the Ontario Budget, or prepared by the Ontario Ministry of Finance or the Ontario Financing Authority. The information set forth or incorporated by reference herein, other than that set forth under the headings “Description of Debt Securities”, “Plan of Distribution” and other than as described in the preceding paragraph, was supplied by the Director, Capital Markets Operations, Capital Markets Division, Ontario Financing Authority, or his or her representatives in their official capacities.

PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY

ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

I.

An itemized statement showing expenses, other than underwriting fees, of the Province of Ontario (the “Province”) in connection with the sale of a particular issue of Debt Securities shall be provided in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

II.

The Registrant hereby agrees to furnish a copy of any agreement or agreements made with any underwriter governing the sale of the Securities in the United States in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

III.

The Registrant hereby agrees to furnish a copy of the opinion of the Deputy Attorney General, Assistant Deputy Attorney General, Acting Assistant Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, including a consent relating thereto, in respect of the legality and validity of the Securities in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

IV.	All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises:

(1)	The facing sheet;

(2)	Part I, consisting of the Prospectus;

(3)	Part II, consisting of Pages II-1 to II-6; and

(4)	The following exhibits:

(i)	Form of Fiscal Agency Agreement, including Form of Debt Securities*

(ii)	Form of Underwriting Agreement*

(iii)

The opinion of the Deputy Attorney General, Assistant Deputy Attorney General, Acting Deputy Attorney General of the Province of Ontario or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, including a consent relating thereto, in respect of the legality and validity of the Debt Securities*

(iv)	Consent of Opallycia A. Kandelas, Director, Capital Markets Operations, Capital Markets Division, Ontario Financing Authority (see Page II-6)

* Any exhibit required to be filed which is not filed herewith will be filed in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Province of Ontario, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada.

PROVINCE OF ONTARIO

Toronto, Ontario	By:	/s/ Opallycia A. Kandelas
Dated: August 16, 2019		Name:	Opallycia A. Kandelas
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

CONSENT OF REGISTRANT’S

AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of an authorized agent of the Registrant in the United States.

Washington, D.C.	By:	/s/ Ian Todd
Dated: August 16, 2019		Name:	Ian Todd
		Title:	Ontario’s Representative in the United States
Embassy of Canada to the United States
Office of Ontario
Authorized Agent

CONSENT

I, Opallycia A. Kandelas, Director, Capital Markets Operations, Capital Markets Division, Ontario Financing Authority, hereby consent to the reference to my name, in my official capacity as Director, Capital Markets Operations, Capital Markets Division, Ontario Financing Authority, under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of Ontario with which this consent is filed.

Toronto, Ontario	By:	/s/ Opallycia A. Kandelas
Dated: August 16, 2019		Name:	Opallycia A. Kandelas
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority